UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

American Bank Incorporated

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

024343105

(CUSIP Number)

David M. Jaindl

 3150 Coffeetown Road

Oreland, PA 18069

(610) 395-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 024343105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Jaindl NA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 138,409

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 138,409

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 138,409

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.28%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 024343105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Estate of Frederick J. Jaindl 20-6175675

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization PA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 945,826

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 945,826

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 945,826

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.8%

14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 024343105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Emily Brown Trust 23-6918895

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization PA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,026

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,026

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,026

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .43%

14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 024343105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jacob M. Jaindl Trust 23-6966893

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization PA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,026

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,026

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,026

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .43%

14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 024343105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Luke D. Jaindl Trust 23-7775879

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization PA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,026

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,026

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,026

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .43%

14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 024343105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joshua Frederick Jaindl Trust 23-7691433

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization PA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,026

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,026

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,026

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .43%

14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 024343105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Benjamin Josef Jaindl Trust 23-7828071

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization PA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 13,085

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 13,085

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,085

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .22%

14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 024343105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Elizabeth Brown Trust 23-6918894

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization PA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,426

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 25,426

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,426

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .42%

14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 024343105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ericka Leuthe Trust 23-7803605

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization PA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,203

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,203

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,203

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .29%

14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 024343105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joanna C. Jaindl Trust 23-7792646

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization PA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,438

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 25,438

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,438

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .42%

14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 024343105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Adam F. Jaindl Trust 23-6918897

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization PA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,026

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,026

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,026

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .43%

14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 024343105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John F. Jaindl, Jr. Trust 23-6918467

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization PA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,026

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,026

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,026

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .43%

14.	Type of Reporting Person (See Instructions) 00

Item 1.	Security and Issuer
State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

This statement on Schedule 13D relates to the shares of common stock, par value $0.10 per share (the “Common Stock”), of American Bank Incorporated, a Pennsylvania corporation (the “Issuer”). The Issuer’s principal executive offices are located at 4029 West Tilghman Street, Allentown, Pennsylvania 18104.  In January 2002 American Bank Incorporated became the successor registrant to American Bank, pursuant to the reorganization of American Bank into the holding company structure.

Item 2.	Identity and Background

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

This statement is being filed by David M. Jaindl, The Estate of Frederick J. Jaindl, The Emily Brown Trust, The Jacob M. Jaindl Trust, The Luke D. Jaindl Trust, The Joshua Frederick Jaindl Trust, The Benjamin Josef Jaindl Trust, The Elizabeth Brown Trust, The Ericka Leuthe Trust, The Joanna C. Jaindl Trust, The Adam F. Jaindl Trust and The John F. Jaindl, Jr. Trust.

(a)                                  Name:

David M. Jaindl

The Estate of Frederick J. Jaindl

The Emily Brown Trust

The Jacob M. Jaindl Trust

The Luke D. Jaindl Trust

The Joshua Frederick Jaindl Trust

The Benjamin Josef Jaindl Trust

The Elizabeth Brown Trust

The Ericka Leuthe Trust

The Joanna C. Jaindl Trust

The Adam F. Jaindl Trust

The John F. Jaindl, Jr. Trust

(b)                                 Residence or Business Address:

David M. Jaindl

3150 Coffeetown Road

Orefield, Pennsylvania 18069

Estate of Frederick J. Jaindl

3150 Coffeetown Road

Orefield, Pennsylvania 18069

The Emily Brown Trust

3150 Coffeetown Road

Orefield, Pennsylvania 18069

The Jacob M. Jaindl Trust

3150 Coffeetown Road

Orefield, Pennsylvania 18069

The Luke D. Jaindl Trust

3150 Coffeetown Road

Orefield, Pennsylvania 18069

The Joshua Frederick Jaindl Trust

3150 Coffeetown Road

Orefield, Pennsylvania 18069

The Benjamin Josef Jaindl Trust

3150 Coffeetown road

Orefield, Pennsylvania 18069

The Elizabeth Brown Trust

3150 Coffeetown Road

Orefield, Pennsylvania 18069

The Ericka Leuthe Trust

3150 Coffeetown Road

Orefield, Pennsylvania 18069

The Joanna C. Jaindl Trust

3150 Coffeetown Road

Orefield, Pennsylvania 18069

The Adam F. Jaindl Trust

3150 Coffeetown Road

Orefield, Pennsylvania 18069

The John F. Jaindl, Jr. Trust

3150 Coffeetown Road

Orefield, Pennsylvania 18069

(c)                                  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

President

Jaindl Land Company

Jaindl Farm, LLC

3150 Coffeetown Road

Orefield, Pennsylvania 18069

Executor

Estate of Frederick J. Jaindl

Trustee

The Emily Brown Trust

Trustee

The Jacob M. Jaindl Trust

Trustee

The Luke D. Jaindl Trust

Trustee

The Joshua Frederick Jaindl Trust

Trustee

The Benjamin Josef Jaindl Trust

Trustee

The Elizabeth Brown Trust

Trustee

The Ericka Leuthe Trust

Trustee

The Joanna C. Jaindl Trust

Trustee

The Adam F. Jaindl Trust

Trustee

The John F. Jaindl, Jr. Trust

(d)                                 Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

David M. Jaindl, the Executors of the Estate of Frederick J. Jaindl, and the trustees of The Emily Brown Trust, The Jacob M. Jaindl Trust, The Luke D. Jaindl Trust, The Joshua Frederick Jaindl Trust, The Benjamin Josef Jaindl Trust, The Elizabeth Brown Trust, The Ericka Leuthe Trust, The Joanna C. Jaindl Trust, The Adam F. Jaindl Trust, and The John F. Jaindl, Jr. Trust have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)                                  Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

David M. Jaindl, the Executors of the Estate of Frederick J. Jaindl, and the trustees of The Emily Brown Trust, The Jacob M. Jaindl Trust, The Luke D. Jaindl Trust, The Joshua Frederick Jaindl Trust, The Benjamin Josef Jaindl Trust, The Elizabeth Brown Trust, The Ericka Leuthe Trust, The Joanna C. Jaindl Trust, The Adam F. Jaindl Trust, and The John F. Jaindl, Jr. Trust have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any of them being  subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    Citizenship.

David M. Jaindl is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration

State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto.  Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation.  If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and filed such request, naming such bank, with the Secretary of the Commission.  If the securities were acquired other than by purchase, describe the method of acquisition.

The shares of Common Stock beneficially owned by Frederick Jaindl prior to his death, and the other shares of Common Stock beneficially owned by David M. Jaindl prior to February 16, 2006, were previously acquired from the Issuer (i) in connection with offerings conducted by the Issuer and on the same terms as available to other investors, (ii) through open market purchases, (iii) through the exercise of stock options pursuant to stock benefit plans approved by the company’s stockholders, and (iv) through the reinvestment of dividends.

Item 4.	Purpose of Transaction
State the purpose or purposes of the acquisition of securities of the issuer. Shares of Common Stock are held by David Jaindl for investment purposes.

Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a)           The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

None.

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

None.

(c)           A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

None.

(d)           Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

On February 16, 2006, David Jaindl resigned as a director of the Issuer effective immediately.

(e)           Any material change in the present capitalization or dividend policy of the issuer;

None.

(f)            Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

None.

(g)           Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

None.

(h)           Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

None.

(i)            A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

None.

(j)            Any action similar to any of those enumerated above.

None.

Item 5.	Interest in Securities of the Issuer

(a)           State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above-mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

As of the date hereof, David Jaindl owns 138,409 shares of the Issuer’s Common Stock (including 83,237 shares of 6% Cumulative Trust Preferred Securities that are convertible into shares of Common Stock) (representing 2.28% of the shares of Common Stock outstanding).

As of the date hereof, the Estate of Frederick J. Jaindl owns 945,826 shares of the Issuer’s Common Stock (including 3,923 shares of 6% Cumulative Trust Preferred Securities that are convertible into shares of Common Stock) (representing 15.8% of the shares of Common Stock outstanding).  As an Executor of the Estate, David Jaindl is deemed to beneficially own these shares.

As of the date hereof, the Trust for Emily Brown owns 26,026 shares of the Issuer’s Common Stock (including 14,706 shares of 6% Cumulative Trust Preferred Securities that are convertible into shares of Common Stock) (representing .43% of the shares of Common Stock outstanding).  As a Trustee of the Trust for Emily Brown, David Jaindl is deemed to beneficially own these shares.

As of the date hereof, the Trust for Jacob M. Jaindl owns 26,026 shares of the Issuer’s Common Stock (including 14,706 shares of 6% Cumulative Trust Preferred Securities that are convertible into shares of Common Stock) (representing .43% of the shares of Common Stock outstanding).  As a Trustee of the Trust for Jacob M. Jaindl, David Jaindl is deemed to beneficially own these shares.

As of the date hereof, the Trust for Luke D. Jaindl owns 26,026 shares of the Issuer’s Common Stock (including 14,706 shares of 6% Cumulative Trust Preferred Securities that are convertible into shares of Common Stock) (representing .43% of the shares of Common Stock outstanding).  As a Trustee of the Trust for Luke D. Jaindl, David Jaindl is deemed to beneficially own these shares.

As of the date hereof, the Trust for Joshua Frederick Jaindl owns 26,026 shares of the Issuer’s Common Stock (including 14,706 shares of 6% Cumulative Trust Preferred Securities that are convertible into shares of Common Stock) (representing .43% of the shares of Common Stock outstanding).  As a Trustee of the Trust for Joshua Frederick Jaindl, David Jaindl is deemed to beneficially own these shares.

As of the date hereof, the Trust for Benjamin Josef Jaindl owns 13,085 shares of the Issuer’s Common Stock (including 1,765 shares of 6% Cumulative Trust Preferred Securities that are convertible into shares of Common Stock) (representing .22% of the shares of Common Stock outstanding).  As a Trustee of the Trust for Benjamin Josef Jaindl, David Jaindl is deemed to beneficially own these shares.

As of the date hereof, the Trust for Elizabeth Brown owns 25,426 shares of the Issuer’s Common Stock (including 14,706 shares of 6% Cumulative Trust Preferred Securities that are convertible into shares of Common Stock) (representing .42% of the shares of Common Stock outstanding).  As a Trustee of the Trust for Elizabeth Brown, David Jaindl is deemed to beneficially own these shares.

As of the date hereof, the Trust for Ericka Leuthe owns 17,203 shares of the Issuer’s Common Stock (including 5,883 shares of 6% Cumulative Trust Preferred Securities that are convertible into shares of Common Stock) (representing .29% of the shares of Common Stock outstanding).  As a Trustee of the Trust for Ericka Leuthe, David Jaindl is deemed to beneficially own these shares.

As of the date hereof, the Trust for Joanna C. Jaindl owns 25,438 shares of the Issuer’s Common Stock (including 14,118 shares of 6% Cumulative Trust Preferred Securities that are convertible into shares of Common Stock) (representing .42% of the shares of Common Stock outstanding).  As a Trustee of the Trust for Joanna C. Jaindl, David Jaindl is deemed to beneficially own these shares.

As of the date hereof, the Trust for Adam F. Jaindl owns 26,026 shares of the Issuer’s Common Stock (including 14,706 shares of 6% Cumulative Trust Preferred Securities that are convertible into shares of

Common Stock) (representing .43% of the shares of Common Stock outstanding).  As a Trustee of the Trust for Adam F. Jaindl, David Jaindl is deemed to beneficially own these shares.

As of the date hereof, the Trust for John F. Jaindl, Jr. owns 26,026 shares of the Issuer’s Common Stock (including 14,706 shares of 6% Cumulative Trust Preferred Securities that are convertible into shares of Common Stock) (representing .43% of the shares of Common Stock outstanding).  As a Trustee of the Trust for John F. Jaindl, Jr. , David Jaindl is deemed to beneficially own these shares.

(b)           For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.  Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

David M. Jaindl has sole power to vote and dispose of the shares shown as owned by him in (a) above.  David M. Jaindl shares the power to direct the vote and direct the disposition of the shares held by The Estate of Frederick J. Jaindl with Mark W. Jaindl, 4029 West Tilghman Street, Allentown, Pennsylvania 18104, and with John F. Lisicky, 1524 Linden Street, Allentown, Pennsylvania, 18102, the co-executors.  David M. Jaindl shares the power to direct the vote and direct the disposition of the shares held by the Trusts listed in (a) above with Mr. Lisicky, the co-trustee, except that with respect to the Trust for Benjamin Josef Jaindl he shares power with Catherine Jaindl Leuthe as co-trustee.

(c)           Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (13d-191), whichever is less, by the persons named in response to paragraph (a).

On February 16, 2006, David Jaindl and the Emily Brown, Jacob M. Jaindl, Luke D. Jaindl, Joshua Frederick Jaindl, Benjamin Josef Jaindl, Elizabeth Brown, Ericka Leuthe, Joanna C. Jaindl, Adam F. Jaindl and John F. Jaindl, Jr. Trusts each received 37,147 shares of the Issuer’s Common Stock as a distribution from Jaindl Associates, L.P.

On February 16, 2006, pursuant to an agreement to sell, David Jaindl and each of the aforementioned Trusts sold to the Issuer the shares of Issuer’s Common Stock received by them from Jaindl Associates, LP along with certain other shares of Issuer’s Common Stock held by each such party.  David Jaindl sold 487,962 shares, The Emily Brown Trust sold 48,631 shares, The Jacob M. Jaindl Trust sold 47,712 shares, The Luke D. Jaindl Trust sold 46,346 shares, The Joshua Frederick Jaindl Trust sold 46,215 shares, The Benjamin Josef Jaindl Trust sold 44,099 shares, The Elizabeth Brown Trust sold 48,519 shares, The Ericka Leuthe Trust sold 43,389 shares, The Joanna C. Jaindl Trust sold 43,371 shares, The Adam F. Jaindl Trust sold 43,354 shares, and The John F. Jaindl, Jr. Trust sold 43,371 shares.

(d)           If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

None.

(e)           If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

On March 1, 2004, Jaindl associates, L.P. and Frederick J. Jaindl executed a promissory note (the “Promissory Note”) whereby Frederick J. Jaindl lent to Jaindl Associates, L.P. $4.49 million so that Jaindl Associates, L.P. could purchase 415,000 shares of 6% Cumulative Trust Preferred Securities.  This agreement has been succeeded to by the Estate of Frederick J. Jaindl and is filed as Exhibit 99.1 to this Schedule 13-D.

On February 16, 2006, Jaindl Associates, L.P. and the Estate of Frederick J. Jaindl executed a pledge agreement with respect to the 6% Cumulative Trust Preferred Securities held by Jaindl Associates, L.P. with such securities to be used to secure the loan established through the Promissory Note.  This agreement is filed as Exhibit 99.2 to this Schedule 13-D.

On February 16, 2006, Mark W. Jaindl and the Estate of Frederick J. Jaindl executed a Guaranty and Suretyship whereby Mr. Jaindl guarantees the loan established through the Promissory Note.  This agreement is filed as Exhibit 99.3 to this Schedule 13-D.

On February 16, 2006, Mark W. Jaindl and the Estate of Frederick J. Jaindl executed a Negative Pledge Agreement whereby Mr. Jaindl agreed that, until the loan established through the Promissory note has been repaid, he will not sell, transfer, pledge, encumber, assign or grant a security interest in 760,000 shares of the Issuer’s Common Stock received in connection with a distribution of shares by Jaindl Associates, L.P. made on February 16, 2006.  This agreement is filed as Exhibit 99.4 to this Schedule 13-D.

Item 7.	Material to Be Filed as Exhibits

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by § 13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

99.1        Promissory Note dated March 1, 2004 (incorporated by reference to Exhibit 99.1 of Schedule 13D (Amendment No. 2) of Mark W. Jaindl, et. al filed on February 27, 2006 with respect to the common stock of the Issuer).

99.2        Pledge Agreement dated February 16, 2006 (incorporated by reference to Exhibit 99.2 of Schedule 13D (Amendment No. 2) of Mark W. Jaindl, et. al filed on February 27, 2006 with respect to the common stock of the Issuer).

99.3        Guaranty and Suretyship dated February 16, 2006 (incorporated by reference to Exhibit 99.3 of Schedule 13D (Amendment No. 2) of Mark W. Jaindl, et. al filed on February 27, 2006 with respect to the common stock of the Issuer).

99.4        Negative Pledge Agreement dated February 16, 2006 (incorporated by reference to Exhibit 99.4 of Schedule 13D (Amendment No. 2) of Mark W. Jaindl, et. al filed on February 27, 2006 with respect to the common stock of the Issuer).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2006
Date
/s/ David M. Jaindl
Signature

David M. Jaindl, as an individual,
as Executor of the Estate of Frederick J, Jaindl,
and as trustee for the Emily Brown,
Jacob M. Jaindl, Luke D. Jaindl,
Joshua Frederick Jaindl, Benjamin Josef Jaindl,
Elizabeth Brown, Ericka Leuthe, Joanna C. Jaindl,
Adam F. Jaindl and John F. Jaindl, Jr. Trusts.

Name/Title